Exhibit 99.1

LIBERTY INTERACTIVE CORPORATION REPORTS

THIRD QUARTER 2017 FINANCIAL RESULTS

Englewood, Colorado, November 9, 2017 - Liberty Interactive Corporation ("Liberty Interactive") (Nasdaq: QVCA, QVCB, LVNTA, LVNTB) today reported third quarter 2017 results.  Highlights include(1):

Attributed to QVC Group

•	QVC consolidated revenue up 3% to $2.0 billion and up 4% in constant currency(2)
•	Operating income, constant currency(2) revenue and adjusted OIBDA(3) up in all markets
•	QVC US revenue up 3% to $1.4 billion
•	Operating income up 14% and adjusted OIBDA(3) up 2%
•	QVC International grew constant currency(2) revenue 5%, operating income 36% and adjusted OIBDA(3) 18%
•	QVC consolidated mobile penetration was 64% of QVC.com orders, a 530 basis point increase
•	QVC US mobile penetration was 63% of QVC.com orders, a 490 basis point increase
•	Advanced progress on planned acquisition of HSN, Inc. (“HSNi”); HSR and FCC regulatory approvals have been received
•	From August 1, 2017 through October 31, 2017, repurchased 21.0 million QVCA shares at an average price per share of $22.69 and total cost of $477 million

Attributed to Liberty Ventures Group

•	Planned acquisition of General Communication, Inc. (“GCI”) and subsequent split-off of combined company, GCI Liberty, expected to close first quarter 2018
•	Received requisite FCC and Alaskan regulatory approvals on November 8th

“QVC had an excellent quarter, growing constant currency revenue and adjusted OIBDA in every market,” said Greg Maffei, Liberty Interactive President and CEO.  “We made progress on the acquisition of HSN and expect to close in the fourth quarter.  We now expect the acquisition of GCI, split-off of GCI Liberty and creation of two asset-backed stocks, QVC Group and GCI Liberty, to occur in the first quarter of 2018.”

Unless otherwise noted, the following discussion compares financial information for the three months ended September 30, 2017 to the same period in 2016.

QVC GROUP  – Approximately $12 million of corporate level selling, general and administrative expense (“SG&A”) (including stock-based compensation expense) was allocated to the QVC Group in the third quarter of 2017.

On July 6, 2017, Liberty Interactive entered into an agreement to acquire the 62% of HSNi it does not already own in an all-stock transaction. Liberty Interactive currently owns approximately 38% of HSNi and, upon acquisition of the remaining stake, HSNi will become a wholly-owned subsidiary attributed to the QVC Group. Additional information is available in the amended registration statement on Form S-4 that Liberty Interactive filed with the SEC on October 23, 2017.

The acquisition of HSNi is expected to be completed during the fourth quarter of 2017 and is subject to certain customary conditions, including, among other things, approval by a majority of the outstanding voting power of HSNi stockholders. A voting agreement has been obtained from Liberty Interactive to vote its HSNi shares in-favor of the transaction. Approval of the Liberty Interactive stockholders is not required, and is not being sought, for the HSNi acquisition. In August 2017, the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act expired. In September 2017, the Federal Communications Commission granted requisite approvals to complete the acquisition.

QVC

“We are very pleased with our strong results,” said QVC President and CEO, Mike George. “Our US business returned to growth and our International segment continued its solid momentum. Our performance demonstrates our ability to execute our strategic initiatives to improve product freshness and discovery, leverage our commerce content across platforms, increase customer engagement and attract new customers. We remain excited about the pending transaction to acquire HSNi and the formation of the new QVC Group.”

The following table provides QVC’s consolidated financial and operating results for the third quarter of 2017. US Dollar denominated results were unfavorably impacted by exchange rate fluctuations in the third quarter. The Dollar strengthened versus the Japanese Yen and British Pound 8% and 1%, respectively, and weakened against the Euro 5%. The following table also provides a comparison of the year over year percentage change in QVC’s results in constant currency(2) (where applicable) to the comparable figures calculated in accordance with US GAAP for the three months ended September 30, 2017.

(amounts in millions unless otherwise noted)	3Q16	3Q17	% Change		% Change Constant Currency(3)
QVC – Consolidated
Financial Metrics
Revenue	$1,948	$2,010	3%		4%
Operating Income	$231	$274	19%		19%
Operating Income Margin (%)	11.9%	13.6%	170	bps
Adjusted OIBDA	$393	$412	5%		5%
Adjusted OIBDA Margin (%)	20.2%	20.5%	30	bps
Operating Metrics
eCommerce Revenue	$882	$973	10%		11%
eCommerce % of Total Revenue	45.3%	48.4%	310	bps
Mobile % of eCommerce Revenue(1)	59.0%	64.3%	530	bps
LTM Total Customers(2)	12.7	12.6	(1)%

(1)	Based on gross US Dollar orders.
(2)	LTM: Last twelve months.
(3)	For a definition of constant currency financial metrics, see the accompanying schedules.

The following table provides QVC US’s financial and operating results for the third quarter of 2017.

(amounts in millions unless otherwise noted)	3Q16	3Q17	% Change
QVC – US
Financial Metrics
Revenue	$1,338	$1,374	3%
Gross Margin	35.2%	35.6%	40	bps
Operating Income	$175	$200	14%
Operating Income Margin (%)	13.1%	14.6%	150	bps
Adjusted OIBDA	$308	$313	2%
Adjusted OIBDA Margin (%)	23.0%	22.8%	(20)	bps
Operating Metrics
Average Selling Price	$54.75	$52.82	(4)%
Units Sold			9%
Return Rate(1)	17.5%	17.9%	40	bps
eCommerce Revenue	$684	$744	9%
eCommerce % of Total Revenue	51.1%	54.1%	300	bps
Mobile % of eCommerce Revenue(2)	58.0%	62.9%	490	bps
LTM Total Customers(3)	8.1	8.0	(1)%

(1)	Measured as returned sales over gross shipped sales.
(2)	Based on gross US Dollar orders.
(3)	LTM: Last twelve months.

QVC US realized year-over-year gains in the apparel, beauty, accessories and electronics categories in the third quarter. Home was essentially flat and jewelry declined. Average selling price (“ASP”) declined 4% in the quarter, primarily driven by product mix within the electronics category, as several successful items sold in the quarter carry lower price points than items sold in the prior year. The number of US new customers increased 7% in the quarter. Operating income margin and adjusted OIBDA margin performance primarily reflect higher fixed costs associated with incentive compensation and HSNi integration consulting services, higher inventory obsolescence and marketing expense, which were partially offset by higher product margins, lower bad debt and lower amortization expenses. As noted last quarter, the US business experienced a systems outage late in the second quarter of 2017, which resulted in an estimated 1% shift in net revenue to the third quarter.

The following table provides QVC International’s financial and operating results for the third quarter of 2017, including the year over year percentage change in QVC’s results in constant currency(2) (where applicable) to the comparable figures calculated in accordance with US GAAP due to the net impact of unfavorable exchange rate fluctuations.

(amounts in millions unless otherwise noted)	3Q16	3Q17	% Change		% Change Constant Currency(4)
QVC – International(1)
Financial Metrics
Revenue	$610	$636	4%		5%
Gross Margin	37.0%	37.4%	40	bps
Operating Income	$56	$74	32%		36%
Operating Income Margin (%)	9.2%	11.6%	240	bps
Adjusted OIBDA	$85	$99	16%		18%
Adjusted OIBDA Margin (%)	13.9%	15.6%	170	bps
Operating Metrics
Average Selling Price			(5)%		(5)%
Units Sold			10%
eCommerce Revenue	$198	$229	16%		17%
eCommerce % of Total Revenue	32.5%	36.0%	350	bps
Mobile % of eCommerce Revenue(2)	62.3%	68.7%	640	bps
LTM Total Customers(3)	4.6	4.6	0%

(1)	Includes QVC France, QVC Germany, QVC Italy, QVC Japan and QVC UK.
(2)	Based on gross US Dollar orders.
(3)	LTM: Last twelve months.
(4)	For a definition of constant currency financial metrics, see the accompanying schedules.

In the third quarter of 2017, QVC International experienced year-over-year constant currency(2) growth in the apparel, accessories, beauty and home categories, which were partially offset by declines in electronics and jewelry. Increases in operating income margin and adjusted OIBDA margin in constant currency(2) primarily reflect lower marketing and fixed costs, higher product margins and lower amortization, which were partially offset by higher freight costs.

CNR Home Shopping Co., Ltd. ("CNRS"), QVC's joint venture in China, is being accounted for as an equity method investment. It had no material impact to QVC’s net income for the quarter.

zulily

“We continue to be obsessively focused on our customer experience and every day it is our mission to make every one of our customers a passionate fan of zulily. We are pleased by the growth of our active customer count to 5.3 million, the highest count ever, which contributed to a strong finish during the third quarter,” said zulily President and CEO, Darrell Cavens. “Driving active customer growth and ensuring an amazing customer experience will allow us to achieve the growth levels that this business has the ability to deliver, and I am excited by our strong momentum going into the holiday season.”

The following table provides zulily’s stand-alone financial and operating results for the third quarter of 2017. Revenue was up 2% in the third quarter, primarily attributed to a 6% increase in orders placed driven by an increase in active customers, partially offset by increased backlog due to timing of orders within the quarter. In addition, units per order increased but was offset by lower ASP. An active customer is defined as an individual who has purchased at least once in the last twelve months, measured from the last date of a period. Operating income margin improved, driven primarily by decelerating amortization of intangible assets related to purchase accounting. Adjusted OIBDA margin decreased primarily due to a decline in ASP, increased promotional offers, and increased supply chain expenses resulting from an increase in international shipping, a shift in product mix, and ramping of zulily’s Pennsylvania fulfillment center.

(amounts in millions unless otherwise noted)	3Q16	3Q17	% Change
zulily
Financial Metrics
Net Revenue	$359	$367	2%
Gross Margin	28.4%	25.9%	(250)	bps
Operating Income (Loss)	$(52)	$(44)	15%
Operating Income Margin (%)	(14.5)%	(12.0)%	250	bps
Adjusted OIBDA	$18	$12	(33)%
Adjusted OIBDA Margin (%)	5.0%	3.3%	(170)	bps
Operating Metrics
Mobile % of Total Orders	65.5%	67.3%	180	bps
LTM Total Customers(1)	5.0	5.3	6%

(1)	LTM: Last twelve months.

Share Repurchases

From August 1, 2017 through October 31, 2017, Liberty Interactive repurchased approximately 21.0 million Series A QVC Group shares (Nasdaq:QVCA) at an average cost per share of $22.69 for total cash consideration of $477 million.  Since the creation of the QVC Group stock (including its predecessor, Liberty Interactive Group) in May 2006, Liberty Interactive has repurchased shares for aggregate cash consideration of $7.5 billion, representing approximately 49% of the shares outstanding at the time of the creation of the QVC Group stock.  All repurchases up to August 9, 2012, the date on which the QVC Group stock was recapitalized to create the Liberty Ventures common stock, were comprised of shares of the combined stocks. On September 19, 2017, Liberty Interactive’s board of directors authorized the repurchase of an additional $1 billion of Series A QVC Group common stock. The remaining repurchase authorization for Liberty Interactive as of November 1, 2017 is approximately $1.5 billion, of which $822 million can be applied to repurchases of either QVC Group or Liberty Ventures common stock and $650 million can only be applied to Liberty Ventures common stock.

QVC Group has attributed to it Liberty Interactive’s subsidiaries, QVC, Inc. and zulily, llc, and Liberty Interactive’s interest in HSNi.

LIBERTY VENTURES GROUP  – Approximately $10 million of corporate level SG&A expense (including stock-based compensation expense) was allocated to Liberty Ventures Group in the third quarter of 2017.

On April 4, 2017, Liberty Interactive entered into an agreement and plan of reorganization with GCI, the largest communications provider in Alaska, whereby Liberty Interactive will acquire GCI through a reorganization in which certain Liberty Ventures Group assets and liabilities will be contributed to GCI in exchange for a controlling interest in GCI, followed by a subsequent split-off of the combined company, GCI Liberty.   Additional information is available in the amended registration statement on Form S-4 that GCI filed with the SEC on September 26, 2017.

The transactions between Liberty Interactive and GCI are expected to be completed during the first quarter of 2018, subject to customary closing conditions including, among other things, the requisite shareholder approvals. In June 2017, the Federal Trade Commission granted early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. In November 2017, the Regulatory Commission of Alaska and the Federal Communications Commission granted requisite approvals to complete the acquisition.

Pursuant to a recent amendment to the reorganization agreement with GCI, Liberty Interactive’s outstanding 1.75% Charter exchangeable debentures due 2046 (the “1.75% debentures”) will now be reattributed to the QVC Group at the closing of the GCI transactions and Liberty Interactive will not conduct the previously contemplated exchange offer for mirror debentures of GCI Liberty. At closing, the 1.75% debentures will be reattributed to the QVC Group, together with approximately $590 million of cash equal to the NPV of principal and cash interest payments through the put/call date (October 2023). Such cash, together with any other cash due to the QVC Group in the reattribution, will be funded through cash attributed to Liberty Ventures and a $1 billion LBRDK margin loan to be entered into by a subsidiary of GCI Liberty at closing.

In addition, Liberty Interactive (which is expected to be renamed QVC Group after closing) will benefit from an indemnity obligation from GCI Liberty with respect to any payments made by Liberty Interactive in excess of the adjusted principal amount of the debentures to any holder that exercises its exchange right on or before the put/call date, less any potential tax benefit to Liberty Interactive from the retirement of such debentures at a premium. GCI Liberty is supporting this obligation with a negative pledge in favor of Liberty Interactive on 2.2 million Charter shares at GCI Liberty that are referenced by the 1.75% debentures.  In addition, Liberty Interactive has agreed to use its commercially reasonable efforts to repurchase the outstanding debentures within 6 months following the closing, on terms and conditions reasonably acceptable to GCI Liberty. GCI Liberty will reimburse Liberty Interactive for the difference between the purchase price of the tendered debentures and the amount of cash delivered in the reattribution with respect to the tendered debentures, less any potential tax benefit to Liberty Interactive from retiring such debentures at a premium. GCI Liberty's indemnity obligation and the number of shares subject to the negative pledge will be ratably reduced with respect to any debentures repurchased by Liberty Interactive.

GCI Liberty may (but is not required to) complete an offering of Charter exchangeable debentures, proceeds of which may be used to reimburse Liberty Interactive with respect to the aforementioned tender offer.  Absent a concurrent offering, GCI Liberty will fund its payment obligations with funds available under the $1 billion LBRDK margin loan.

Simultaneous with the closing of the transactions with Liberty Interactive and GCI, the QVC Group, including wholly-owned subsidiaries QVC, Inc., zulily and HSNi (or, if the HSNi acquisition has not yet closed, following such closing), will become an asset-backed stock and Liberty Interactive will be renamed QVC Group, Inc. Neither the proposed transactions involving GCI nor the acquisition of HSNi is conditioned on the completion of the other, and no assurance can be given as to which of these transactions will be completed first.

Share Repurchases

There were no repurchases of Liberty Ventures common stock (Nasdaq: LVNTA) from August 1, 2017 through October 31, 2017.  The remaining repurchase authorization for Liberty Interactive as of November 1, 2017 is approximately $1.5  billion, of which $822 million can be applied to repurchases of either QVC Group or Liberty Ventures common stock and $650 million can only be applied to Liberty Ventures common stock.

The businesses and assets attributed to the Liberty Ventures Group are all of Liberty Interactive's businesses and assets other than those attributed to the QVC Group, including its interests in Liberty Broadband Corporation and FTD, Liberty Interactive’s subsidiary Evite, and minority interests in ILG, LendingTree and Charter Communications.

FOOTNOTES

1)

Liberty Interactive's President and CEO, Greg Maffei, will discuss these highlights and other matters on Liberty Interactive's earnings conference call which will begin at 11:00  a.m. (E.S.T.) on November 9, 2017.  For information regarding how to access the call, please see “Important Notice” later in this document.

2)	For a definition of constant currency financial metrics, see the accompanying schedules. Applicable reconciliations can be found in the financial tables at the beginning of this press release.
3)	For a definition of adjusted OIBDA and applicable reconciliations and a definition of adjusted OIBDA margin, see the accompanying schedules.

QVC GROUP FINANCIAL METRICS – QUARTER

(amounts in millions)	3Q16	3Q17	% Change
Revenue
QVC US	$1,338	$1,374	3%
QVC International(1)	610	636	4%
Total QVC revenue	1,948	2,010	3%
zulily	359	367	2%
Intergroup eliminations	(4)	(2)	50%
Total QVC Group Revenue	$2,303	$2,375	3%

Operating Income
QVC US	$175	$200	14%
QVC International(1)	56	74	32%
Total QVC operating income	231	274	19%
zulily	(52)	(44)	15%
Corporate and other	(12)	(12)	-%
Total QVC Group Operating Income	$167	$218	31%

Adjusted OIBDA
QVC US	$308	$313	2%
QVC International(1)	85	99	16%
Total QVC adjusted OIBDA	393	412	5%
zulily	18	12	(33)%
Corporate and other	(5)	(8)	(60)%
Total QVC Group Adjusted OIBDA	$406	$416	2%

Net Income and Adjusted Net Income
Total QVC Group net income	$61	$119	95%
Total QVC Group adjusted net income(2)	$148	$182	23%

China JV(3)
Revenue	$36	$40	11%
Adjusted OIBDA	$(3)	$1	133%

(amounts in millions)
QVCA Shares Outstanding	10/31/2016	10/31/2017
Outstanding A and B shares	467	430

(amounts in millions)	Quarter ended	Quarter ended
QVCA and QVCB Basic and Diluted Shares	9/30/2016	9/30/2017
Basic weighted average shares outstanding ("WASO")	473	448
Potentially dilutive shares	5	4
Diluted WASO	478	452

(1)	Includes QVC France, QVC Germany, QVC Italy, QVC Japan and QVC UK.
(2)	See reconciling schedule 4.
(3)	This joint venture is being accounted for as an equity investment.

NOTES

The following financial information with respect to Liberty Interactive's equity affiliates and available for sale securities is intended to supplement Liberty Interactive's condensed consolidated statements of operations which are included in its Form 10-Q.

Fair Value of Public Holdings

(amounts in millions)	6/30/2017	9/30/2017
HSNi(1)	$639	$782
Total Attributed QVC Group	$639	$782

Charter(2)	$1,805	$1,947
Liberty Broadband(2)	3,703	4,068
LendingTree(3)	557	788
ILG(2)	457	445
Other public holdings(4)	206	134
Total Attributed Liberty Ventures Group	$6,728	$7,382

(1)

Represents fair value of the investment in HSNi attributed to QVC Group.  In accordance with GAAP, this investment is accounted for using the equity method of accounting and is included in the attributed balance sheet of QVC Group at historical carrying value which aggregated $193 million and $198 million at June 30, 2017 and September 30, 2017, respectively.

(2)	Represents fair value of the investments in Charter, Liberty Broadband and ILG attributed to Liberty Ventures Group, which are accounted for at fair value.
(3)

Represents fair value of the investment in LendingTree attributed to Liberty Ventures Group. In accordance with GAAP, this investment is accounted for using the equity method of accounting and is included in the attributed balance sheet of Liberty Ventures Group at historical carrying values which aggregated $111 million and $113 million at June 30, 2017 and September 30, 2017, respectively.

(4)

Other public holdings includes fair value of the investment in FTD attributed to Liberty Ventures Group. In accordance with GAAP, this investment is accounted for using the equity method of accounting and is included in the attributed balance sheet of Liberty Ventures Group at historical carrying values which aggregated $213 million and $133 million at June 30, 2017 and September 30, 2017, respectively.

Cash and Debt

The following presentation is provided to separately identify cash and liquid investments and debt information.

(amounts in millions)	6/30/2017	9/30/2017
Cash and Liquid Investments Attributable to:
QVC Group	$420	$383
Liberty Ventures Group	485	512
Total Liberty Consolidated Cash and Liquid Investments	$905	$895

Debt:
Senior notes and debentures(1)	$791	$791
QVC senior notes(1)	3,550	3,550
QVC bank credit facility	1,611	1,690
Other	181	177
Total Attributed QVC Group Debt	$6,133	$6,208
Unamortized discount, fair market value adjustment and deferred loan costs	(36)	(33)
Total Attributed QVC Group Debt (GAAP)	$6,097	$6,175

Senior exchangeable debentures(2)	1,955	1,949
Total Attributed Liberty Ventures Group Debt	$1,955	$1,949
Fair market value adjustment	(156)	(63)
Total Attributed Liberty Ventures Group Debt (GAAP)	$1,799	$1,886

Total Liberty Interactive Corporation Debt (GAAP)	$7,896	$8,061

(1)	Face amount of Senior Notes and Debentures with no reduction for the unamortized discount.
(2)	Face amount of Senior Exchangeable Debentures with no reduction for the fair market value adjustment.

Total cash and liquid investments attributed to the QVC Group decreased $37 million in the third quarter. Share repurchases, inter-group tax payments and capital expenditures more than offset cash from operations and additional borrowings. Total debt attributed to the QVC Group increased by $75 million primarily due to borrowings on QVC’s credit facility.

Total cash and liquid investments attributed to the Liberty Ventures Group increased $27 million, primarily due to inter-group tax payments received, partially offset by additional investments related to green energy and other minority investments.  Total debt attributed to Liberty Ventures Group decreased by $6 million in the third quarter.

Important Notice: Liberty Interactive (Nasdaq: QVCA, QVCB, LVNTA, LVNTB) President and CEO, Greg Maffei, will discuss Liberty Interactive's earnings release on a conference call which will begin at 11:00 a.m. (E.S.T.) on November 9, 2017.  The call can be accessed by dialing (844) 307-2219 or (678) 509-7635 at least 10 minutes prior to the start time.   The call will also be broadcast live across the Internet and archived on our website.  To access the webcast go to http://www.libertyinteractive.com/events.  Links to this press release and replays of the call will also be available on Liberty Interactive's website.

This press release includes certain forward-looking statements, including statements about business strategies, market potential, future financial prospects, market conditions, sales demand, statements about the proposed acquisition (the “HSNi acquisition”) of HSNi by Liberty Interactive, including those about timing of the HSNi acquisition, the proposed acquisition of GCI by Liberty Interactive and the proposed split-off of GCI and certain Liberty Ventures Group assets and liabilities (the “proposed split-off” and together with the proposed acquisition of GCI, the “proposed transactions”), the timing of the proposed transactions, the renaming of Liberty Interactive, new service and product offerings, the monetization of our non-core assets, the continuation of our stock repurchase program and other matters that are not historical facts.  These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, possible changes in market acceptance of new products or services, competitive issues, regulatory matters affecting our businesses, continued access to capital on terms acceptable to Liberty Interactive, changes in law and government regulations that may impact the derivative instruments that hedge certain of our financial risks, the availability of investment opportunities, the satisfaction of conditions to complete each of the HSNi acquisition and the proposed transactions and market conditions conducive to stock repurchases.  These forward-looking statements speak only as of the date of this press release, and Liberty Interactive expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Interactive's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Interactive, including the most recent Forms 10-K and 10-Q, for additional information about Liberty Interactive and about the risks and uncertainties related to Liberty Interactive's business which may affect the statements made in this press release.

Additional Information

Nothing in this press release shall constitute a solicitation to buy or an offer to sell shares of GCI Liberty, GCI common stock or any of Liberty Interactive’s tracking stocks. The offer and issuance of shares in the proposed transactions will only be made pursuant to GCI Liberty’s effective registration statement. Liberty Interactive stockholders, GCI stockholders and other investors are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed transactions (a preliminary filing of which has been made with the SEC) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information about the proposed transactions. Copies of these SEC filings will be available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5420. GCI investors can access additional information at ir.gci.com.

Participants in a Solicitation

The directors and executive officers of Liberty Interactive and GCI and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the proposed transactions. Information regarding the directors and executive officers of Liberty Interactive is available in its definitive proxy statement, which was filed with the SEC on April 20, 2017. Information regarding the directors and executive officers of GCI is available as part of its Annual Report on Form 10-K filed with the SEC on March 2, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials regarding the foregoing to be filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.

NON-GAAP FINANCIAL MEASURES

This press release includes a presentation of adjusted OIBDA, which is a non-GAAP financial measure, for Liberty Interactive, the QVC Group, QVC (and certain of its subsidiaries), zulily and the Liberty Ventures Group together with a reconciliation to that entity or such businesses’ operating income, as determined under GAAP.  Liberty Interactive defines adjusted OIBDA as revenue less cost of sales, operating expenses, and selling, general and administrative expenses, excluding all stock based compensation, and excludes from that definition depreciation and amortization and restructuring and impairment charges that are included in the measurement of operating income pursuant to GAAP.  Further, this press release includes adjusted OIBDA margin which is also a non-GAAP financial measure.  Liberty Interactive defines adjusted OIBDA margin as adjusted OIBDA divided by revenue.

Liberty Interactive believes adjusted OIBDA is an important indicator of the operational strength and performance of its businesses, including each business' ability to service debt and fund capital expenditures.  In addition, this measure allows management to view operating results and perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance.  Because adjusted OIBDA is used as a measure of operating performance, Liberty Interactive views operating income as the most directly comparable GAAP measure.  Adjusted OIBDA is not meant to replace or supersede operating income or any other GAAP measure, but rather to supplement such GAAP measures in order to present investors with the same information that Liberty Interactive's management considers in assessing the results of operations and performance of its assets.  Please see the attached schedules for applicable reconciliations.

In addition, this press release includes references to adjusted net income, which is a non-GAAP financial measure, for QVC Group. Liberty Interactive defines adjusted net income as net income, excluding the impact of purchase accounting amortization (net of deferred tax benefit).

Liberty Interactive believes adjusted net income is an important indicator of financial performance, in particular for QVC Group, due to the impact of purchase accounting amortization.  Because adjusted net income is used as a measure of overall financial performance, Liberty Interactive views net income as the most directly comparable GAAP measure.  Adjusted net income is not meant to replace or supersede net income or any other GAAP measure, but rather to supplement such GAAP measures in order to present investors with a supplemental metric of financial performance.  Please see the attached schedules for a reconciliation of adjusted net income to net income (loss) calculated in accordance with GAAP for QVC Group (Schedule 4).

This press release also references certain financial metrics on a constant currency basis, which is a non-GAAP measure, for QVC Group.  Constant currency financial metrics, as presented herein, are calculated by translating the current-year and prior-year reported amounts into comparable amounts using a single foreign exchange rate for each currency.

Liberty Interactive believes constant currency financial metrics are an important indicator of financial performance, in particular for QVC Group, due to the translational impact of foreign currency fluctuations relating to its subsidiaries in the UK, Germany, Italy, Japan and France, as well as its JV in China.  We use constant currency financial metrics to provide a framework to assess how our businesses performed excluding the effects of foreign currency exchange fluctuations.  Please see the financial tables at the beginning of this press release for a reconciliation of the impact of foreign currency fluctuations on revenue, operating income, adjusted OIBDA and average selling price.

SCHEDULE 1

The following table provides a reconciliation of QVC Group's adjusted OIBDA to its operating income calculated in accordance with GAAP for the three months ended September 30, 2016, December 31, 2016, March 31, 2017, June 30, 2017 and September 30, 2017,  respectively.

QUARTERLY SUMMARY

(amounts in millions)	3Q16	4Q16	1Q17	2Q17	3Q17
QVC Group
Adjusted OIBDA	406	610	445	488	416
Depreciation and amortization	(219)	(208)	(207)	(205)	(180)
Stock compensation expense	(20)	(18)	(12)	(18)	(18)
Operating Income	$167	$384	$226	$265	$218

SCHEDULE 2

The following table provides a reconciliation of adjusted OIBDA for QVC (and certain of its subsidiaries) and zulily  to that entity or such businesses' operating income (loss) calculated in accordance with GAAP for the three months ended September 30, 2016, December 31, 2016, March 31, 2017,  June 30, 2017 and September 30, 2017, respectively.  As there are no material reconciling items between adjusted OIBDA and operating income for the QVC China joint venture for the referenced periods, no reconciliation has been provided.

QUARTERLY SUMMARY

(amounts in millions)	3Q16	4Q16	1Q17	2Q17	3Q17
QVC Group
QVC Adjusted OIBDA
QVC US	$308	$438	$336	$361	$313
QVC International	85	131	98	107	99

Consolidated QVC adjusted OIBDA	393	569	434	468	412
Depreciation and amortization	(154)	(157)	(157)	(154)	(129)
Stock compensation	(8)	(8)	(6)	(8)	(9)
QVC Operating Income	$231	$404	$271	$306	$274

zulily
Adjusted OIBDA	$18	$40	$15	$26	$12
Depreciation and amortization	(65)	(51)	(50)	(51)	(51)
Stock compensation	(5)	(3)	(3)	(4)	(5)
zulily Operating Income (Loss)	$(52)	$(14)	$(38)	$(29)	$(44)

SCHEDULE 3

The following table provides a reconciliation of adjusted OIBDA for QVC Group and the Liberty Ventures Group to the Liberty Interactive Corporation operating income (loss) calculated in accordance with GAAP for the three months ended September 30, 2016, December 31, 2016, March 31, 2017, June 30, 2017 and September 30, 2017, respectively.

QUARTERLY SUMMARY

(amounts in millions)	3Q16	4Q16	1Q17	2Q17	3Q17

QVC Group adjusted OIBDA	$406	$610	$445	$488	$416
Liberty Ventures Group adjusted OIBDA	(4)	(5)	(8)	(7)	(6)
Consolidated Liberty Interactive Corp. Adjusted OIBDA	$402	$605	$437	$481	$410
Depreciation and amortization	(225)	(211)	(208)	(206)	(180)
Stock compensation	(20)	(22)	(16)	(21)	(22)
Consolidated Liberty Interactive Corp. Operating Income	$157	$372	$213	$254	$208

SCHEDULE 4

The following table provides a reconciliation of QVC Group's adjusted net income to its net income calculated in accordance with GAAP for the three months ended September 30, 2016, December 31, 2016, March 31, 2017, June 30, 2017 and September 30, 2017, respectively.

QUARTERLY SUMMARY

(amounts in millions)	3Q16	4Q16	1Q17	2Q17	3Q17	LTM
QVC Group
Net income	$61	$188	$91	$111	$119	$509
QVC purchase accounting amort., net deferred tax benefit (1)	50	49	49	49	34	181
zulily purchase accounting amort., net deferred tax benefit (2)	37	29	28	28	29	114
QVC Group adjusted net income	$148	$266	$168	$188	$182	$804

QVCA/B shares outstanding as of October 31, 2017						430
Adjusted LTM earnings per share						$1.87

(1)

Add-back relates to non-cash, non-tax deductible purchase accounting amortization from Liberty Interactive’s acquisition of QVC, net of book deferred tax benefit (gross non-cash, non-tax deductible purchase accounting amortization is expected to be  $212 million for the twelve months ending December 31, 2017. The majority of the intangible assets established in purchase accounting as a result of the acquisition have been fully amortized as of the end of the third quarter of 2017).

(2)	Add-back relates to non-cash, non-tax deductible purchase accounting amortization from Liberty Interactive’s acquisition of zulily, net of book deferred tax benefit.

LIBERTY INTERACTIVE CORPORATION

BALANCE SHEET INFORMATION

September 30, 2017 - (unaudited)

	Attributed
	QVC	Ventures	Consolidated
	Group	Group	Liberty
	amounts in millions
Assets
Current assets:
Cash and cash equivalents	$383	512	895
Trade and other receivables, net	908	37	945
Inventory, net	1,197	—	1,197
Other current assets	79	2	81
Total current assets	2,567	551	3,118
Investments in available-for-sale securities and other cost investments	4	2,477	2,481
Investments in affiliates, accounted for using the equity method	236	337	573
Investment in Liberty Broadband measured at fair value	—	4,068	4,068
Property and equipment, net	1,116	1	1,117
Intangible assets not subject to amortization	9,396	29	9,425
Intangible assets subject to amortization, net	631	4	635
Other assets, at cost, net of accumulated amortization	30	—	30
Total assets	$13,980	7,467	21,447
Liabilities and Equity
Current liabilities:
Intergroup payable (receivable)	$46	(46)	—
Accounts payable	833	—	833
Accrued liabilities	621	20	641
Current portion of debt	17	994	1,011
Other current liabilities	158	3	161
Total current liabilities	1,675	971	2,646
Long-term debt	6,158	892	7,050
Deferred income tax liabilities	1,024	2,991	4,015
Other liabilities	137	40	177
Total liabilities	8,994	4,894	13,888
Equity/Attributed net assets (liabilities)	4,871	2,583	7,454
Non-controlling interests in equity of subsidiaries	115	(10)	105
Total liabilities and equity	$13,980	7,467	21,447

LIBERTY INTERACTIVE CORPORATION

STATEMENT OF OPERATIONS INFORMATION

Three months ended September 30, 2017 - (unaudited)

	Attributed
	QVC	Ventures	Consolidated
	Group	Group	Liberty
	amounts in millions
Revenue:
Total revenue, net	$2,375	6	2,381

Operating costs and expenses:
Cost of sales	1,554	—	1,554
Operating	156	4	160
Selling, general and administrative, including stock-based compensation	267	12	279
Depreciation and amortization	180	—	180
	2,157	16	2,173
Operating income (loss)	218	(10)	208

Other income (expense):
Interest expense	(73)	(15)	(88)
Share of earnings (losses) of affiliates, net	11	(97)	(86)
Realized and unrealized gains (losses) on financial instruments, net	1	368	369
Other, net	5	2	7
	(56)	258	202
Earnings (loss) from continuing operations before income taxes	162	248	410
Income tax benefit (expense)	(31)	(71)	(102)
Net earnings (loss)	131	177	308
Less net earnings (loss) attributable to noncontrolling interests	12	—	12
Net earnings (loss) attributable to Liberty Interactive Corporation shareholders	$119	177	296

LIBERTY INTERACTIVE CORPORATION

STATEMENT OF OPERATIONS INFORMATION

Three months ended September 30, 2016 - (unaudited)

	Attributed
	QVC	Ventures	Consolidated
	Group	Group	Liberty
	amounts in millions
Revenue:
Total revenue, net	$2,303	109	2,412

Operating costs and expenses:
Cost of sales	1,504	71	1,575
Operating	152	13	165
Selling, general and administrative, including stock-based compensation	261	29	290
Depreciation and amortization	219	6	225
	2,136	119	2,255
Operating income (loss)	167	(10)	157

Other income (expense):
Interest expense	(73)	(19)	(92)
Share of earnings (losses) of affiliates, net	8	(30)	(22)
Realized and unrealized gains (losses) on financial instruments, net	(6)	612	606
Other, net	6	(14)	(8)
	(65)	549	484
Earnings (loss) from continuing operations before income taxes	102	539	641
Income tax benefit (expense)	(32)	(158)	(190)
Net earnings (loss) from continuing operations	70	381	451
Earnings (loss) from discontinued operations	—	27	27
Net earnings (loss)	70	408	478
Less net earnings (loss) attributable to noncontrolling interests	9	—	9
Net earnings (loss) attributable to Liberty Interactive Corporation shareholders	$61	408	469

LIBERTY INTERACTIVE CORPORATION

STATEMENT OF CASH FLOWS INFORMATION

Nine months ended September 30, 2017- (unaudited)

	Attributed
	QVC	Ventures	Consolidated
	Group	Group	Liberty
	amounts in millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)	$354	657	1,011
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	592	2	594
Stock-based compensation	48	11	59
Share of (earnings) losses of affiliates, net	(31)	153	122
Cash receipts from return on equity investments	21	—	21
Realized and unrealized gains (losses) on financial instruments, net	—	(1,186)	(1,186)
Deferred income tax (benefit) expense	(115)	471	356
Other, net	7	1	8
Intergroup tax allocations	167	(167)	—
Intergroup tax (payments) receipts	(231)	231	—
Changes in operating assets and liabilities
Current and other assets	152	9	161
Payables and other current liabilities	(63)	(4)	(67)
Net cash provided (used) by operating activities	901	178	1,079

CASH FLOWS FROM INVESTING ACTIVITIES:
Investments in and loans to cost and equity investees	—	(140)	(140)
Capital expended for property and equipment	(124)	(2)	(126)
Other investing activities, net	(35)	(1)	(36)
Net cash provided (used) by investing activities	(159)	(143)	(302)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings of debt	1,689	—	1,689
Repayments of debt	(1,906)	(11)	(1,917)
Repurchases of QVC Group common stock	(452)	—	(452)
Withholding taxes on net settlements of stock-based compensation	(13)	(1)	(14)
Other financing activities, net	(28)	2	(26)
Net cash provided (used) by financing activities	(710)	(10)	(720)
Effect of foreign currency rates on cash	13	—	13
Net increase (decrease) in cash and cash equivalents	45	25	70
Cash and cash equivalents at beginning of period	338	487	825
Cash and cash equivalents at end period	$383	512	895

LIBERTY INTERACTIVE CORPORATION

STATEMENT OF CASH FLOWS INFORMATION

Nine months ended September 30, 2016 - (unaudited)

	Attributed
	QVC	Ventures	Consolidated
	Group	Group	Liberty
	amounts in millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)	$313	631	944
Adjustments to reconcile net earnings to net cash provided by operating activities:
(Earnings) loss from discontinued operations	—	(14)	(14)
Depreciation and amortization	642	21	663
Stock-based compensation	57	18	75
Cash payments for stock based compensation	—	(92)	(92)
Share of losses (earnings) of affiliates, net	(38)	59	21
Cash receipts from return on equity investments	21	3	24
Realized and unrealized gains (losses) on financial instruments, net	2	(944)	(942)
Deferred income tax (benefit) expense	(167)	589	422
Other, net	31	(77)	(46)
Intergroup tax allocation	301	(301)	—
Intergroup tax (payments) receipts	(224)	224	—
Changes in operating assets and liabilities
Current and other assets	312	37	349
Payables and other current liabilities	(357)	(27)	(384)
Net cash provided (used) by operating activities	893	127	1,020

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash proceeds from disposition	—	350	350
Investments in and loans to cost and equity investees	—	(67)	(67)
Capital expended for property and equipment	(158)	(19)	(177)
Purchases of short term and other marketable securities	—	(264)	(264)
Sales of short term and other marketable securities	12	1,162	1,174
Investment in Liberty Broadband	—	(2,400)	(2,400)
Other investing activities, net	(11)	(3)	(14)
Net cash provided (used) by investing activities	(157)	(1,241)	(1,398)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings of debt	1,143	1,545	2,688
Repayments of debt	(1,340)	(2,289)	(3,629)
Repurchases of QVC Group common stock	(603)	—	(603)
Withholding taxes on net settlements of stock-based compensation	(15)	(1)	(16)
Other financing activities, net	(6)	(22)	(28)
Net cash provided (used) by financing activities	(821)	(767)	(1,588)
Effect of foreign currency rates on cash	7	—	7
Net cash provided (used) by discontinued operations:
Cash provided (used) by operating activities	—	15	15
Cash provided (used) by investing activities	—	—	—
Cash provided (used) by financing activities	—	—	—
Change in available cash held by discontinued operations	—	—	—
Net cash provided (used) by discontinued operations	—	15	15
Net increase (decrease) in cash and cash equivalents	(78)	(1,866)	(1,944)
Cash and cash equivalents at beginning of period	426	2,023	2,449
Cash and cash equivalents at end period	$348	157	505